TSX:GNG
www.goldengoliath.com

Golden Goliath Updates Exploration Programs, Agnico-Eagle Earn-In Agreement Accepted For Filing

Vancouver, Canada, Feb 9, 20112 - Golden Goliath Resources Ltd. (TSX.V:GNG) (US:GGTH-F) For immediate release

Golden Goliath is pleased to report that preparatory work is underway for exploration programs to be conducted on two of the Company’s properties, in addition to the ongoing exploration program on Nopalera.  All properties are 100% owned by the Company.

Nopalera – the Company’s surface exploration program is continuing as we compile data and generate drill targets for the first ever diamond drill program to be conducted on the property.  The Mexican government has already begun to widen and pave the final 45 kilometres of gravel road leading to the Town of Uruachic and the new discovery made by Fresnillo PLC, which is adjacent to the Nopalera property. This important new deposit, called Orisyvo, already has a resource of over 9 million ounces of gold and could be larger as exploration is continuing Fresnillo has stated that it will update the resource in the first quarter of 2012.

Corona - Joint venture partner Comstock Metals Ltd. (V.CSL) has a crew on the Corona property undertaking preparatory work in advance of a planned drilling program to be undertaken in the near term.  The drill machine is onsite and drill pads have been prepared.

Las Bolas/Los Hilos – Agnico-Eagle has sent field personnel to Uruachic to begin preparing for their upcoming exploration program on the Las Bolas/Los Hilos Property.

In addition, the TSX Venture Exchange has accepted for filing the Earn-In and Shareholders Agreement dated November 23, 2011, between Golden Goliath Resources Ltd. and Agnico-Eagle Mines Ltd., whereby the Company will give Agnico-Eagle the right to earn a 51-per-cent interest in the Las Bolas/Los Hilos property by spending $5-million on the property over five years. Following this, Agnico-Eagle will have the right to earn an additional 20-per-cent interest by spending $4-million over another period of four years and completing a feasibility study or by spending $10-million over a longer period of eight years. If any party’s interest in the property is reduced to 10% or less then that party’s interest will revert to a 2% royalty which the other party can purchase half at any time for $1,000,000.

Mr. Paul Sorbara, President and CEO of Golden Goliath comments: “We are fortunate to have two exploration programs gearing up along with our own and we hope we will soon be seeing very encouraging results.  We anticipate strong news flow as the programs advance, and look forward to a very interesting 2012 for Golden Goliath. We hope that potential investors visit our website and see the video comments of Agnico Eagle’s CEO, Sean Boyd regarding the potential of the Uruachic area.”

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person who has reviewed and approved this release is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

FOR MORE INFORMATION CONTACT:
Golden Goliath Resources Ltd.
J. Paul Sorbara, M.Sc., P.Geo
President & CEO
Phone: +1(604)-682-2950
Email: jps@goldengoliath.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Corporate Office – Canada

Corporate Office – Mexico

Suite 711 675 West Hastings Street, Vancouver, BC

Minera Delta S.A. de C.V., C. Juan Felipe Orozco #516

V6B-1N2, Canada

Col. San Felipe 31240 Chihuahua, Chih.

Tel: (604) 682-2950 • Fax: (604) 685-3764

Tel and Fax: (011 52) 614 414 6226

Email: jps@goldengoliath.com

Email: danielnosfrietta@prodigy.net.mx